UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rise Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76760R100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76760R100
1	NAME OF REPORTING PERSON V B S Exchange Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,000,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 76760R100
1	NAME OF REPORTING PERSON V B S Investments Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.

(a) Name of issuer:

Rise Gold Corp.

(b) Address of issuer's principal executive offices:

Suite 650, 669 Howe Street

Vancouver, British Columbia V6C 0B4

Canada

Item 2.

(a) Names of persons filing:

V B S Exchange Pty Ltd

V B S Investments Pty Ltd

(b) Address of the reporting persons' principal business office:

Level 12, 644 Chapel Street, South Yarra, VIC 3141, Australia

(c) Citizenship:

V B S Exchange Pty Ltd is an Australian proprietary company.

V B S Investments Pty Ltd is an Australian proprietary company.

(d) Title of class of securities:

Common Stock

(e) CUSIP No.: 76760R100

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

V B S Exchange Pty Ltd and V B S Investments Pty Ltd:

(a) Amount beneficially owned:

3,000,000 shares of Common Stock, including 2,000,000 outstanding shares of Common Stock and 1,000,000 shares of Common Stock that the reporting persons may acquire upon exercise of outstanding warrants.

(b) Percent of class:  10.8%

This percentage was calculated based on a total of 26,770,298 shares of Common Stock outstanding as of December 31, 2020. V B S Exchange Pty Ltd directly beneficially owned 2,000,000 shares and 1,000,000 shares underlying warrants, and V B S Investments Pty Ltd indirectly beneficially owned all of the shares beneficially owned by V B S Exchange Pty Ltd.

(c) Number of shares as to which each person has:

 (i) Sole power to vote or to direct the vote:

0

 (ii) Shared power to vote or to direct the vote:

3,000,000

 (iii) Sole power to dispose or to direct the disposition of:

0

 (iv) Shared power to dispose or to direct the disposition of:

3,000,000

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023		V B S Exchange Pty Ltd

	By:	/s/ Peter Edwards
Company Director

V B S Investments Pty Ltd

	By:	/s/ Peter Edwards
Company Director